O’Melveny & Myers LLP	T: +1 415 984 8700	File Number: 0302574-00002
Two Embarcadero Center	F: +1 415 984 8701
28ᵗʰ Floor	omm.com
San Francisco, CA 94111-3823

Kurt Berney

D: +1 415 984 8989

kberney@omm.com

November 30, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, NE

Washington, D.C. 20549

Attn:	Howard Efron Wilson Lee
Re:	Genesis Growth Tech Acquisition Corp. Form 10-K for the Year Ended December 31, 2021 Filed April 15, 2022 File No. 001-41138

Dear Mr. Efron:

On behalf of our client, Genesis Growth Tech Acquisition Corp., an exempted company incorporated under the laws of the Cayman Islands (the “Company”), we are writing to submit the Company’s responses to the comment of the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “SEC”) contained in the Staff’s letter dated November 17, 2022 (the “Comment Letter”), relating to the above-referenced Form 10-K filed on April 15, 2022 (the “Form 10-K”).

Form 10-K submitted April 15, 2022

General

1.	With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. If so, please revise your disclosure in future filings to include disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless. Please include an example of your intended disclosure in your response.

Response: We respectfully advise the Staff that, on August 26, 2022, the Company entered into an agreement to complete its initial business combination (the “Business Combination”) with BIOLOG-ID, a société anonyme organized under the laws of France and headquartered in France (“Biolog-id”) (see the Company’s Current Report on Form 8-K filed with the SEC on August 26, 2022). In connection with the Business Combination, among other things, (i) the Company will merge with and into Biolog-id, with Biolog-id as the surviving company, and (ii) the Company’s shareholders will receive as merger consideration Biolog-id shares. The Company is, and following the Business Combination Biolog-id will also be, a foreign private issuer (as defined in Rule 3b-4 under the Securities and Exchange Act), although the Company voluntarily files Current Reports on Form 8-K, Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K with the SEC. The Company’s Sponsor (Genesis Growth Tech LLC) is a Cayman Islands limited liability company and the Sponsor will be a significant combined company shareholder following the Business Combination. Currently, the sole member of the Sponsor is Eyal Perez, a non-U.S. person residing in Switzerland. Other than the right to designate one combined company director, the Sponsor has no other post-closing governance rights with respect to the combined company.

Austin • Century City • Dallas • Houston • Los Angeles • Newport Beach • New York • San Francisco • Silicon Valley • Washington, DC

Beijing • Brussels • Hong Kong • London • Seoul • Shanghai • Singapore • Tokyo

In connection with the Business Combination, appropriate consideration has been and continues to be given to applicable regulatory review and filing requirements. Biolog-id and the Company are currently preparing the combined Biolog-id Registration Statement on Form F-4 (with respect to the Biolog-id shares to be issued in the transaction) and proxy statement (with respect to the required Company shareholder approvals under Cayman Islands law, the Company’s governing documents and the Nasdaq listing rules). Although the parties do not anticipate any CFIUS-related delay, the Company intends that both the Form F-4/proxy statement and its Form 10-K for the year ended December 31, 2022 will include a related risk factor substantially in the form set forth below (appropriately modified for events at the time of filing).

Proposed Risk Factor:

The proposed Business Combination with Biolog-id may be delayed or ultimately prohibited and GGAA may not be able to complete the proposed Business Combination with Biolog-id since such initial business combination may be subject to regulatory review and approval requirements, including pursuant to foreign investment regulations and review by governmental entities such as the Committee on Foreign Investment in the United States (“CFIUS”), or may be ultimately prohibited.

In connection with the Business Combination, we will merge with and into Biolog-id with Biolog-id as the surviving entity and pursuant to such merger, our shareholders will receive Biolog-id ordinary shares in exchange for their GGAA shares. The Business Combination may be subject to regulatory review and approval requirements by governmental entities, which may cause the Business Combination to be delayed or ultimately prohibited. For example, CFIUS has authority to review direct or indirect foreign investments in U.S. companies. Among other things, CFIUS is empowered to require certain foreign investors to make mandatory filings, to charge filing fees related to such filings, and to self-initiate national security reviews of foreign direct and indirect investments in U.S. companies if the parties to that investment choose not to file voluntarily. If CFIUS determines that an investment threatens national security, CFIUS has the power to impose restrictions on the investment or recommend that the President prohibit and/or unwind it. Whether CFIUS has jurisdiction to review an acquisition or investment transaction depends on, among other factors, the nature and structure of the transaction, the nationality of the parties, the level of beneficial ownership interest and the nature of any information or governance rights involved.

We note that (i) we are a Cayman Islands limited liability corporation and a foreign private issuer (for U.S. securities law purposes), (ii) Biolog-id is a French société anonyme (public limited liability company) headquartered in France and, following the Business Combination, Biolog-id will be a foreign private issuer, (iii) our sponsor, Genesis Growth Tech LLC, is a Cayman Islands limited liability company whose sole member is a non-U.S. person and our largest shareholder and (iv) following the Business Combination, our sponsor will be a significant combined company shareholder. In our view, it is unlikely that the Business Combination would be subject to or impacted by a CFIUS review. Nevertheless, we may determine that we will submit to CFIUS review on a voluntary basis, or to proceed with the transaction without submitting to CFIUS and risk CFIUS intervention, before or after closing the transaction. CFIUS may decide to block or delay the proposed Business Combination, or impose conditions with respect to it, which may delay or prevent us from consummating the proposed Business Combination.

The process of government review, whether by CFIUS or otherwise, could be lengthy. Because we have only a limited time to complete our initial business combination, our failure to obtain any required approvals within the requisite time period may require us to liquidate. If we are unable to consummate the Business Combination within the applicable time period required, including as a result of extended regulatory review, we will (i) cease all operations except for the purpose of winding up; (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem 100% of the GGAA public shares, at a per-share price, payable in cash equal to the aggregate amount then on deposit in the trust account including interest earned on the funds held in the trust account and not previously released to GGAA (less taxes payable and up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding public shares, which redemption will completely extinguish GGAA public shareholders’ rights as shareholders (including the right to receive further liquidating distributions, if any); and (iii) as promptly as reasonably possible following such redemption, subject to the approval of remaining GGAA shareholders and the GGAA board, liquidate and dissolve, subject in each case to GGAA’s obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law. In such event, GGAA shareholders will miss the opportunity to benefit from the Business Combination and the chance of realizing any future gains in the value of such investment. Additionally, there will be no redemption rights or liquidating distributions with respect to the GGAA warrants, which will expire worthless if GGAA fails to complete an initial business combination by the required date. In the event of such distribution, it is possible that the per share value of the residual assets remaining available for distribution (including trust account assets) will be less than $[  ] per share.

* * *

Please address correspondence to O’Melveny & Myers LLP and do not hesitate to contact Kurt Berney at (415) 984-8989 or kberney@omm.com with any questions or comments regarding this letter.

Sincerely,

/s/ Kurt Berney
Kurt Berney
of O’Melveny & Myers LLP

cc:	Eyal Perez, Genesis Growth Tech Acquisition Corp. Jeffrey Cohen, Linklaters LLP

3